GPB AUTOMOTIVE PORTFOLIO, LP 535 W 24th Street, 6th Floor New York, NY 10011

August 13, 2021

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GPB Automotive Portfolio, LP

Amendment No. 1 to Registration Statement on Form 10-12G

Filed July 21, 2021
File No. 000-56285

Ladies and Gentlemen::

On behalf of GPB Automotive Portfolio, LP. (the “Partnership” or “GPB”), we hereby respond to the Staff’s comment letter, dated August 10, 2021, regarding the above referenced Amendment No. 1 to Registration Statement on Form 10-12G filed on July 21, 2021. Please note that we are simultaneously filing Amendment No. 2 to the Registration Statement on Form 10-12G (“Amendment No. 2”).

For the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to the comment immediately thereafter.

Amendment No. 1 to Form 10-12G filed on July 21, 2021

Item 1. Business

Franchise Agreements with Manufacturers, page 13

1.	We note your response to comment 3, and your revised disclosure, but your revised disclosure is not completely responsive to our comment. In this regard, we note your disclosure that "At this time, certain of our dealerships have received notices of termination or threatened notices of termination from certain manufacturers . . . ," and your amended disclosure describing the termination notices and negotiations with only one manufacturer. While retaining your current, revised disclosure, please also provide further disclosure as to the threatened notices of termination or notices of termination from any other manufacturers. Please also disclose the expiration date of the forbearance letters described in your revised disclosure.

Subsequent to the filing of Amendment No. 1, on August 2, 2021, a confidential settlement agreement was entered into by the affected dealerships with the manufacturer that issued the notices of termination dated March 10, 2021 (which were disclosed in the Form 10/A), and as a result, those notices of termination were withdrawn by that manufacturer as of August 2, 2021. Another manufacturer issued new notices of termination as of August 10, 2021. We will provide updates as to material legal and other proceedings in our periodic reports, commencing with our Form 10-Q for the period ended June 30, 2021, which we expect to file by August 27, 2021. In Amendment No. 2, the disclosure in Item 1 under the heading "Franchise Agreements with Manufacturers" was amended as follows (new text is underlined and deleted text has strikethroughs):

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

August 13, 2021

… Our dealerships’ Franchise Agreements provide for termination of the agreement by the manufacturer or non-renewal for a variety of causes (including performance deficiencies in such areas as sales volume, sales effectiveness, and customer satisfaction). There have been instances where disagreements have arisen between certain manufacturers and our dealerships which resulted in confidential settlement agreements between the parties. A recent set of notices of termination from one manufacturer, dated March 10, 2021, were withdrawn by such manufacturer upon entering into a confidential settlement agreement between the affected dealerships and such manufacturer as of August 2, 2021. As part of its litigation strategy, Volkswagen of America, ("VWoA") issued notices of termination on August 10, 2021 to our two dealerships operating Volkswagen brand stores. As our Volkswagen dealerships have been in litigation with VWoA (as discussed in "Item 8. Legal Proceedings" herein), we do not believe these notices of termination have any short term impact and we will file protests pursuant to state law. ~~At this time, certain of our dealerships have received notices of termination or threatened notices of termination from certain manufacturers, and our dealerships are attempting to negotiate a resolution of the underlying disputes with such manufacturers. On March 10, 2021, one manufacturer sent us notices of termination to terminate the dealer agreements for two dealerships we own, as well as to terminate letters of intent we had been awarded to open two new dealerships. The civil proceedings filed against GPB by the SEC and various state attorneys general, and the SEC civil proceedings and criminal indictment filed against Mr. Gentile, were the principal sources of concern for this manufacturer. Forbearance letters subsequently were entered into by which the manufacturer agreed to extend the time period in which our dealers otherwise would be required by state law to take legal action to protest the terminations. In the interim, we are negotiating with the manufacturer toward a potential resolution for the withdrawal of the notices of termination.~~ If our dealerships are not able to resolve a notice of termination from any manufacturer, the affected dealership would file litigation to protect its rights to keep the dealership under applicable state law. All notices of termination issued to our dealerships have been settled or resolved (other than those issued by VWoA and Audi of America), and we~~We~~ have no litigation pending with any manufacturers or distributors, aside from those matters disclosed in “Item 8. Legal Proceedings”. In general, the states in which we operate have automotive dealership franchise laws that provide that, notwithstanding the terms of any Franchise Agreement, it is unlawful for a manufacturer to terminate or not renew a franchise unless “good cause” exists. It is generally difficult, outside of bankruptcy, for a manufacturer to terminate, or not renew, a franchise under these laws, which were designed to protect dealers. In addition, in our experience and historically in the automotive retail industry, dealership Franchise Agreements are rarely involuntarily terminated or not renewed by the manufacturer outside of bankruptcy. From time to time, certain manufacturers assert sales and customer satisfaction performance deficiencies under the terms of our ~~framework and~~ Franchise Agreements. We generally work with these manufacturers to address the asserted performance issues. See “Item 8. Legal Proceedings” for more information on any on-going litigation pertaining to our Franchise Agreements.

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

August 13, 2021

We also sign master framework agreements with certain manufacturers that impose additional requirements relating to our management, operation, advertising and marketing, and acquisition and ownership structure of automotive dealerships franchised by such manufacturers. Our failure to satisfy the operating requirements in these agreements (with respect to matters such as sales volume, sales effectiveness, and customer satisfaction) may adversely impact our ability to make further acquisitions of such manufacturers’ dealerships or could result in us being compelled to take certain actions, such as divesting a significantly under-performing dealership, subject to applicable state franchise laws. Additionally, some of these agreements contain restrictions on our ability to name and brand our dealerships. Some of these framework agreements give the manufacturer or distributor the right to acquire, at fair market value, or the right to compel us to sell, the automotive dealerships franchised by that manufacturer or distributor in the event of material changes in management or control of the Partnership, or other extraordinary corporate transactions such as a merger, or the sale of all or substantially all of our assets, a bankruptcy, or other adverse legal actions (such as a criminal indictment of GPB or an affiliate of GPB) or events affecting the Partnership or its affiliates. ~~None of the manufacturers with which we have master framework agreements have asserted the right to compel us to divest the dealerships of their brands as a result of the criminal indictment of the owner and former officer of GPB, but they have reserved their rights to do so. On March 10, 2021, one manufacturer, with whom we do not have a master framework agreement, sent us notices of termination to terminate the dealer agreements for two dealerships we own, as well as to terminate letters of intent we had been awarded to open two new dealerships, primarily as a result of the civil proceedings by the SEC and state attorneys general and the criminal indictment of the owner and former officer of GPB. That manufacturer agreed to forbear and extend the time period prior to the notice of termination taking effect, and the parties are in negotiations to resolve the matter.~~See “Item 1A. Risk Factors--Risks Related to Our Business--Our dealerships are parties to framework, franchise, and other related agreements. Termination or disruption of any such agreements could disrupt the dealership’s operations and thus affect our profitability.”

In addition, we have modified the Item 1A - Risk Factor referred to in that discussion ("Our dealerships are parties to framework, franchise, and other related agreements. Termination or disruption of any such agreements could disrupt the dealership’s operations and thus affect our profitability.") to be consistent with the foregoing revisions:

…Following the developments on February 4, 2021, including the indictment of the owner and former officer of GPB, the filing by the SEC and other government agencies of litigations against GPB, and the appointment of the Monitor, we ~~have~~ received additional termination notices from a manufacturer representing two existing dealerships and two planned new dealerships which were subject to letters of intent, which represent less than 10% in the aggregate of our revenue in 2020, and entered into a confidential settlement agreement with that manufacturer to withdraw those termination notices. ~~received threats of termination from additional manufacturers with respect to several dealerships. We are in discussions to resolve these termination notices and threats, but no assurance can be given as to the outcome of our negotiations with these manufacturers.~~ If ~~these~~ termination notices ~~and threats~~ are issued to us ~~not resolved~~, it could lead to additional litigation between the affected dealerships and those manufacturers in which our dealerships would protest the terminations under state law.

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

August 13, 2021

Liquidity and Capital Resources, page 50

2.	We note your response to comment 9, but we are not persuaded by your response. Please amend your disclosure in this section to provide the principal, interest rate, and maturity date of each of the financing agreements discussed in this section. Alternatively, amend your disclosure to cross-reference to disclosure elsewhere in your filing where this information is provided.

In Amendment No. 2, the disclosure under the heading "Liquidity and Capital Resources" was amended as follows (new text is underlined):

…The Partnership’s subsidiaries are party to financing agreements with M&T Bank (as part of an eight member syndicate), J.P. Morgan Chase (“Chase”), Ford Motor Credit Company (“FMCC”), Ally Bank and Ally Financial (“Ally”), GM Financial (“GMF”), and Truist Financial (formerly Branch Banking and Trust Partnership) for the purpose of financing the purchase of new, used and loaner vehicles for certain brands, in addition to providing operational liquidity in the form of mortgages and term debt. See "Item 13. Financial Statements and Supplementary Data, Footnote 10. Borrowings" herein for details regarding principal amounts, interest rates, maturity dates and other information regarding each of these financing agreements.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 91

3.	Please amend your filing to disclose the the approximate number of holders of each class of your units as of the latest practicable date. See Item 201(b) of Regulation S-K.

In Amendment No. 2, the disclosure in Item 9 under the heading "MARKET INFORMATION" was amended as follows (new text is underlined):

…The Partnership offered $750.0 million in Units, and has issued $682.9 million in total of Class A, Class A-1, Class B, and Class B-1 Units, for which, there is currently no public market, nor can we give any assurance that one will develop. See “Item 10. Recent Sales of Unregistered Securities” for units outstanding as of March 31, 2021. Each class was offered and sold in transactions exempt from registration under the Securities Act under Section 4(a)(2) and Regulation D under the Securities Act. See “Item 10. Recent Sales of Unregistered Securities” in this Form 10 for more information. This Registration Statement only seeks to register the Class A and A-1 Units. As of March 31, 2021, the approximate number of holders of Class A Units was 3,548, of Class A-1 Units was 2,442, of Class B Units was 497, and of Class B-1 Units was 335.

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

August 13, 2021

Item 11. Description of Registrant's Securities to Be Registered, page 94

4.	We note your response to comment 12, and your amended disclosure referencing "'Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters' in the 'Distribution Policy' subsection." However, the referenced disclosure appears to focus solely on distributions to unitholders. Please amend your disclosure to describe the other rights and preferences of your Series A and Series A-1 Units, including, among others, voting rights of the units. See Item 202(a)(1) of Regulation S-K.

In Amendment No. 2, the disclosure in Item 11 under the heading "OTHER SECURITIES – ADDITIONAL CLASS OF LP INTEREST" was amended as follows (new text is underlined and deleted text has strikethroughs):

The Partnership is authorized to issue an unlimited amount of Units and classes of Units other than Class A Units, Class A-1 Units, Class B Units and Class B-1 Units, without notice to any Limited Partner, as GPB may from time-to-time create and issue, with such rights, designations and obligations as GPB may specify. Outstanding Units of a class shall have attached to them the same rights and obligations as, and will rank equally and pari passu with, other Units of such class for voting purposes. The Partnership is registering Class A and Class A-1 Units. ~~See “Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters” in the “Distribution Policy” subsection for the~~ The rights and preferences of Class A and Class A-1 Units, including, among others, voting rights and distribution rights, are as set forth in this "Item 11. Description of Registrant's Securities to be Registered" and there are no other rights or preferences except as described in this Item 11. GPB will take all actions which it deems necessary or appropriate in connection with each issuance of an additional class of Units and will amend the LPA in any manner which it deems necessary or appropriate to specify the relative rights, powers and duties of the holders of such Units and to provide for each such issuance. The issuance of any such additional class of Units and any amendment relating thereto will not require the consent or approval of any Limited Partner. As described above all classes have the same rights and the only distinction between classes are the Managerial Assistance fees and Selling and Service fees which are outlined in “Item 7. Related Party Transactions”.

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please contact the undersigned at (877) 489-8484, or our outside counsel, Jonathan Awner of Akerman LLP at (305) 982-5615.

Sincerely,

GPB Automotive Portfolio, LP

By: GPB Capital Holdings, LLC, its General Partner

By: /s/ Robert Chmiel

Robert Chmiel,

Chief Financial Officer

cc:	Scott Anderegg

United States Securities and Exchange Commission

Katherine Bagley,

United States Securities and Exchange Commission

Michael Emanuel, General Counsel

GPB Automotive Portfolio, LP

Jonathan L. Awner, Esq.

Akerman LLP